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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549                   -------
                                                                   CUSIP Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 2001
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION


--------------------------------------------------------------------------------
Full Name of Registrant

BLAGMAN MEDIA INTERNATIONAL, INC.
--------------------------------------------------------------------------------
Former Name if Applicable

MNS Eagle Equity Group I, Inc. (Predecessor registrant prior to a stock exchange on April 20, 2000)
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

1701 Avenue of the Stars, Suite 1710, Los Angeles, California 90067
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.



                                         POTENTIAL PERSONS WHO ARE TO RESPOND TO
                                         THE COLLECTION OF INFORMATION CONTAINED
(ATTACH EXTRA SHEETS IF NEEDED)          IN THIS FORM ARE NOT REQUIRED TO
                                         RESPOND UNLESS THE FORM DISPLAYS A
                                         CURRENTLY VALID OMB CONTROL NUMBER.

PART III - NARRATIVE

        The Company and its independent accountant will not complete their review and preparation of the Company's Financial Statements for the period ended December 31, 2001 and the related disclosure in Part I of the Annual Report on Form 10-KSB by March 31, 2002 without unreasonable effort and expense because (i) the Company intends to summarize in a Subsequent Events Note and in the Business Discussion of the Annual Report, the aspects of the merger (through a wholly owned subsidiary) with Century Media, Inc. completed on March 22, 2002,
(ii) the Company's limited administrative and financial personnel have been focused on completing the merger and (iii) the accounting and documentation of the significant transactions during 2001 involving the issuance of equity capital are still being completed. A copy of the letter from Weinberg & Co., P.A. is attached as an exhibit.

PART IV - OTHER INFORMATION (3)

        It is not anticipated that there will be any significant change in the actual results from the operations of the Company as reflected in the earnings statement. The accounting for the equity issuances during 2001 may result in a significant increase in the losses reflected in the earnings statement. However, the matters relating to the documentation and accounting for the transactions during 2001 involving the issuance of equity have not been finalized and the Company is not able to make an estimate of the impact of these transactions on its earning statements for the year ended December 31, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Robert Blagman, Chairman and CEO             310              788-5444
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

------------------------------------------------------------------------------

                       Blagman Media International, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 28, 2001                   By   /s/ ROBERT BLAGMAN
     ---------------------------         -------------------------------------
                                         Robert Blagman, Chairman and CEO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

------------------------------------------------------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001)
------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

[WEINBERG & COMPANY, P.A. LETTERHEAD]


                                 March 27, 2002




Mr. Robert Blagman
Blagman Media International, Inc.
1901 Avenue Of The Stars
Suite 1710
Los Angeles, California 90067


Please be advised that we are unable to provide our opinion on the consolidated financial statements of Blagman Media International, Inc. as of December 31, 2001 and for the year then ended because we are awaiting responses for certain independent confirmations and various documentation relating to equity transactions. We expect to receive such information shortly.




                                        Very truly yours,

                                        /s/ WEINBERG & COMPANY, P.A.
                                        --------------------------------------
                                        WEINBERG & COMPANY, P.A.
                                        Certified Public Accountants